Exhibit 99.1

MiX Telematics Limited (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALINGS IN SECURITIES BY AN ASSOCIATE OF A DIRECTOR OF MIX TELEMATICS

Shareholders are advised of the following information relating to dealings in securities by an associate of a director of MiX Telematics:

Name of associate:	Keighley Trust
Name of director and relationship to director:	Charles Tasker, who is a trustee and beneficiary of Keighley Trust
Transaction date:	16 September 2015
Class of securities:	Ordinary shares
Number of securities:	50 000
Price per security:	R3.10
Total value:	R155 000.00
Nature of transaction:	On-market purchase
Nature and extent of director’s interest:	Indirect beneficial

Name of associate:	Keighley Trust
Name of director and relationship to director:	Charles Tasker, who is a trustee and beneficiary of Keighley Trust
Transaction date:	16 September 2015
Class of securities:	Ordinary shares
Number of securities:	4 100
Price per security:	R3.21
Total value:	R13 161.00
Nature of transaction:	On-market purchase
Nature and extent of director’s interest:	Indirect beneficial

Name of associate:	Keighley Trust
Name of director and relationship to director:	Charles Tasker, who is a trustee and beneficiary of Keighley Trust
Transaction date:	16 September 2015
Class of securities:	Ordinary shares
Number of securities:	90 000
Price per security:	R3.22
Total value:	R289 800.00
Nature of transaction:	On-market purchase
Nature and extent of director’s interest:	Indirect beneficial

Name of associate:	Keighley Trust
Name of director and relationship to director:	Charles Tasker, who is a trustee and beneficiary of Keighley Trust
Transaction date:	16 September 2015
Class of securities:	Ordinary shares
Number of securities:	619
Price per security:	R3.24
Total value:	R2 005.56
Nature of transaction:	On-market purchase
Nature and extent of director’s interest:	Indirect beneficial

Name of associate:	Keighley Trust
Name of director and relationship to director:	Charles Tasker, who is a trustee and beneficiary of Keighley Trust
Transaction date:	16 September 2015
Class of securities:	Ordinary shares
Number of securities:	55 281
Price per security:	R3.25
Total value:	R179 663.25
Nature of transaction:	On-market purchase
Nature and extent of director’s interest:	Indirect beneficial

18 September 2015

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